UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Global Cord Blood Corporation JPL Responses to Common Questions

On October 20, 2022, Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) provided responses to common questions from investors about the provisional liquidation of the Company. The JPLs’ responses to the common questions are attached hereto as Exhibit 99.1 and additionally will be posted to the Company's new website referenced below.

Company Website

The Company’s former website domain, globalcordbloodcorp.com, was deactivated on an unspecified date and time at the instruction of persons who are unknown to the JPLs. After they were appointed and before the site was deactivated, the JPLs made a backup of the content formerly hosted on the website and have now restored that content to a new domain within the JPLs’ control. The new domain is globalcordbloodcorporation.com and is now functional.

Exhibits

Exhibit No.	Description
99.1	JPL Responses to Common Questions About the Provisional Liquidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Margot MacInnis
Name:	Margot MacInnis
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: October 21, 2022